UNITED STATES	OMB APPROVAL OMB Number: 3235-0145 Expires: December 31, 2005 Estimated average burden
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
hours per response........11
SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

Boise Inc.

(formerly known as Aldabra 2 Acquisition Corp.)

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

01408A202 (Common Stock)

(CUSIP Number)

Boise Cascade Holdings, L.L.C. 1111 W. Jefferson St., Suite 300 Boise, Idaho 83728 Attention: David G. Gadda, General Counsel (208) 384-6161	Madison Dearborn Partners, L.L.C. Three First National Plaza Suite 4600 Chicago, Illinois 60602 Attention: Mark Tresnowski, General Counsel (312) 895-1000

COPY TO:

Carol Anne Huff

Kirkland & Ellis LLP

300 N. LaSalle

Chicago, Illinois 60654

(312) 862-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 26, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 01408A202

1	Names of Reporting Persons Boise Cascade Holdings, L.L.C.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power None

	8	Shared Voting Power 5,235,418 shares of Common Stock

	9	Sole Dispositive Power None

	10	Shared Dispositive Power 5,235,418 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,235,418 shares of Common Stock (See Item 5)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 6.2% of Common Stock (See Item 5)

14	Type of Reporting Person (See Instructions) OO

CUSIP No. 01408A202

1	Names of Reporting Persons Forest Products Holdings, L.L.C.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power None

	8	Shared Voting Power 5,235,418 shares of Common Stock

	9	Sole Dispositive Power None

	10	Shared Dispositive Power 5,235,418 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,235,418 shares of Common Stock (See Item 5)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 6.2% of Common Stock (See Item 5)

14	Type of Reporting Person (See Instructions) OO

1	Names of Reporting Persons Madison Dearborn Capital Partners IV, L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power None

	8	Shared Voting Power 5,235,418 shares of Common Stock

	9	Sole Dispositive Power None

	10	Shared Dispositive Power 5,235,418 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,235,418 shares of Common Stock (See Item 5)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 6.2% of Common Stock (See Item 5)

14	Type of Reporting Person (See Instructions) PN

1	Names of Reporting Persons Madison Dearborn Partners IV, L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power None

	8	Shared Voting Power 5,235,418 shares of Common Stock

	9	Sole Dispositive Power None

	10	Shared Dispositive Power 5,235,418 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,235,418 shares of Common Stock (See Item 5)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 6.2% of Common Stock (See Item 5)

14	Type of Reporting Person (See Instructions) PN

The Statement on Schedule 13D, as originally filed with the Securities and Exchange Commission on March 3, 2008, and as amended and supplemented by Amendment No. 1 to Schedule 13D filed with the SEC on March 2, 2009, Amendment No. 1 to Schedule 13D filed with the SEC on March 2, 2009, Amendment No. 2 to Schedule 13D filed with the SEC on August 13, 2009, Amendment No. 3 to Schedule 13D filed with the SEC on November 12, 2009, Amendment No. 4 to Schedule 13D filed with the SEC on November 24, 2009 and Amendment No. 5 to Schedule 13D filed with the SEC on December 15, 2008 (collectively, the “Schedule 13D”) by the Reporting Persons named therein is hereby further amended and supplemented by this Amendment No. 6 to Schedule 13D (the “Amendment”). Capitalized terms used herein and not otherwise defined have the meanings assigned to such terms in the Schedule 13D.

Item 1.     Security and Issuer.

The response set forth in Item 1 of the Schedule 13D is hereby incorporated by reference.

Item 2.     Identity and Background.

The response set forth in Item 2 of the Schedule 13D is hereby incorporated by reference.

Item 3.     Source and Amount of Funds or Other Consideration.

The response set forth in Item 3 of the Schedule 13D is hereby incorporated by reference.

Item 4.     Purpose of Transaction.

The response set forth in Item 4 of the Schedule 13D is hereby further amended and supplemented by adding the following:

On February 26, 2010, BCH sold an aggregate of 10,311,910 shares of Common Stock at a price per share of $4.70 through two block trades with a broker-dealer to whom it paid customary brokerage fees. These shares of Common Stock were sold by BCH pursuant to an effective registration statement filed by the Company with the Securities and Exchange Commission under the Securities Act of 1933, as amended (SEC No. 333-155595).

On December 14, 2009, BCH entered into a trading plan intended to qualify for the affirmative defense provided by Rule 10b5-1(c) promulgated by the SEC under the Exchange Act. The trading plan contemplated sales of up to 8,000,000 shares of Common Stock on the terms and conditions set forth in the plan during a period commencing on February 16, 2010 and ending on July 31, 2010. Sales commenced under the trading plan on February 16, 2010. Sales under the trading plan are being made pursuant to Rule 144 and accordingly a Form 144 was filed by BCH with the SEC on February 16, 2010, which disclosed that the maximum number of shares that could be sold under the plan during the three month period covered by the Rule 144 filing would be 5,151,700. Through February 26, 2010, an aggregate of 2,764,582 shares have been sold by BCH under this trading plan.

Except as set forth in this Item 4, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of the instructions to item 4 of Schedule 13D. All remaining shares held by the Reporting Persons are subject to sale under the trading plan and, accordingly, are likely to be sold between now and the expiration date of the plan, assuming the requirements of the trading plan and Rule 144 are met.

Item 5. Interest in Securities of the Issuer.
The response set forth in Item 5 of the Schedule 13D is hereby amended and supplemented by adding the following:

(a)-(b)     BCH beneficially owns 5,235,418 shares of Common Stock.  BCH  has the shared power to vote and dispose of 5,235,418 shares, constituting approximately 6.2% of the outstanding Common Stock.

FPH beneficially owns 5,235,418 shares of Common Stock.  FPH has the shared power to vote and dispose of 5,235,418 shares, constituting approximately 6.2% of the outstanding Common Stock.

MDCP IV beneficially owns 5,235,418 shares of Common Stock.  MDCP IV has the shared power to vote and dispose of 5,235,418 shares, constituting approximately 6.2% of the outstanding Common Stock.  MDP IV, as the general partner of MDCP IV, may also be deemed to beneficially own and to share the power to vote and dispose of the Common Stock held by MDCP IV.

The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described herein.  The filing of this Schedule 13D/A by BCH, FPH, MDCP IV and MDP IV shall not be considered an admission that such Reporting Persons, for the purpose of Section 13(d) of the Exchange Act, are the beneficial owners of any of the Shares.

All of the percentages calculated in this Schedule 13D/A are based upon an aggregate of 84,418,691 shares of Common Stock outstanding as of January 29, 2010, as reported in the Company’s Annual Report on Form 10-K as filed on February 25, 2010.

(c)          Other than the sales of Common Stock described in Item 4 herein, there have been no transactions in the securities of the Company effected by the Reporting Persons in the last 60 days. Set forth below is a summary of the terms of the sales of Common Stock referenced in Item 4 herein:

Date of Sale	No. of Shares	Average Price Per Share
2/16/2010	275,000	$4.74
2/17/2010	150,000	$4.83
2/18/2010	150,000	$4.71
2/19/2010	135,000	$4.69
2/22/2010	181,100	$4.77
2/23/2010	150,000	$4.62
2/24/2010	150,000	$4.63
2/25/2010	300,000	$4.75
2/25/2010	1,000,000	$4.76
2/26/2010	273,482	$4.90
2/26/2010	10,311,910	$4.70

(d)          To the knowledge of the Reporting Persons, no other persons have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock reported herein.

(e)          Inapplicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
The response set forth in Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following:

The description of BCH’s trading plan pursuant to which it may sell up to 8,000,000 shares of Common Stock held by BCH described in Item 4 of this Amendment is hereby incorporated by reference.

Item 7.	Material to be Filed as Exhibits.

Exhibit A—Schedule 13D Joint Filing Agreement*

Exhibit B—Investor Rights Agreement (incorporated by reference to Exhibit 4.1 to the Company’s Form 8-K filed with the Commission on February 28, 2008)

Exhibit C—Form of Contingent Value Rights Agreement (incorporated by reference to Exhibit 99.1 to the Company’s Schedule 14A filed with the Commission on February 1, 2008)

Exhibit D—Underwriting Agreement (incorporated by reference to Exhibit 1.1 to the Company’s Form 8-K filed with the Commission on November 18, 2009)

* Previously filed as an exhibit to the Schedule 13D filed by the Reporting Persons on March 3, 2008.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date:  March 1, 2010

Boise Cascade Holdings, L.L.C.

By:	/s/ David G. Gadda
Name:	David G. Gadda
Its:	Vice President and General Counsel

Forest Products Holdings, L.L.C.

By:	/s/ David G. Gadda
Name:	David G. Gadda
Its:	Vice President and General Counsel

Madison Dearborn Capital Partners IV, L.P.

By:	Madison Dearborn Partners IV, L.P.
Its:	General Partner

By:	Madison Dearborn Partners, L.L.C.
Its:	General Partner

By:	/s/ Thomas S. Souleles
Name:	Thomas S. Souleles
Its:	Managing Director

Madison Dearborn Partners IV, L.P.

By:	Madison Dearborn Partners, L.L.C.
Its:	General Partner

By:	/s/ Thomas S. Souleles
Name:	Thomas S. Souleles
Its:	Managing Director